Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

by and among

POCKET GAMES, INC.

K-SEND ACQUISITION CORP.

and

KICKSEND HOLDINGS, INC.

April 26, 2016

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of April 26, 2016 (this “Agreement”), by and among KICKSEND HOLDINGS, INC., a corporation organized under the laws of the State of Delaware (the “Company” or “Kicksend”), POCKET GAMES, INC., a corporation organized under the laws of the State of Florida (the “Parent” or “Pocket Games”), K-SEND ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”).

Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings ascribed to such terms in the share exchange agreement, dated as of April 21, 2016 (the “Exchange Agreement”) by and among the Parent, the Company and Marlborough Brothers Family Trust, a California trust (“the Trust”), the former sole stockholder of the Company, and in Annex 1 attached hereto.

RECITALS

A.                Parent, Merger Sub and the Company intend to effect a merger of the Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and §251 of the General Corporations Law of the State of Delaware (the “DGCL”).

B.                   Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent.

C.                   It is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

D.              Prior to the Effective Time of the Merger, Pocket Games has, pursuant to its Third Amended and Restated Articles of Incorporation , effected a one-for-1,000 reverse split of its 5,000,000,000 authorized and 187,043,632 outstanding shares of Common Stock, $0.0001 par value per share (the “Reverse Stock Split”).

E.                  The respective boards of directors of Parent, Merger Sub and the Company have approved, adopted and declared advisable this Agreement and the Merger.

F.                    In April 2015, the Company issued to the former owner of the assets of the Company and its assignees, 11% senior secured convertible promissory notes in the aggregate principal amount of $800,000 (the “Purchase Notes”), and warrants, exercisable at any time on or before March 31, 2020, to purchase up to 1,111,111 shares of Company Common Stock (the “Kicksend Warrants”)

G.                 As of the date of this Agreement, Parent has acquired 9,000,000 shares of common stock, par value $$0.0001 per share, of the Company (the “Company Common Stock”), or 90% of the voting interest of capital stock of the Company pursuant to the terms of the Exchange Agreement.

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H.                Each of Parent, Merger Sub and the Company intend that, (a) pursuant to the mandatory conversion provisions of the Purchase Notes, Kicksend shall cause such Purchase Notes to be converted, into 1,000,000 shares of Kicksend Common Stock, or 10% of the outstanding Company Common Stock, (the “Company Minority Shares”), and (b) the Parent shall, in accordance with this Agreement and as at the Effective Time of the Merger, acquire all Company Minority Shares, as a result of which (i) the Parent shall 100% of the outstanding shares of Company Common Stock, and (ii) Venture Lending & Leasing VI, Inc. and Venture Lending & Leasing VII, Inc., as the former holders of the Purchase Notes (collectively, the “Note Holders”), will receive, as sole consideration: (A) thirty thousand (30,000) shares of Pocket Games Series C Preferred Stock, (B) an aggregate of $440,000 principal amount of “Pocket Games Notes,” as defined in the Exchange Agreement, and the “Pocket Games Warrants,” as defined in the Exchange Agreement (collectively, the “Merger Consideration”).

Accordingly, in consideration of the foregoing and the respective covenants, agreements and representations and warranties set forth herein, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

ARTICLE I.
DESCRIPTION OF TRANSACTION

Section 1.1.           Merger of the Merger Sub with and into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2.           Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 1.3.        Closing; Effective Time. Unless otherwise mutually agreed in writing between Parent and the Company, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of CKR Law LLP, 1330 Avenue of the Americas, New York, New York 10019, at 10:00 a.m. (Eastern Time) as promptly as practicable and in any event not late than April 27, 2016. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, a certificate of merger conforming to the requirements of the DGCL and substantially in the form of Exhibit A, attached and annexed hereto (the “Certificate of Merger”) shall be duly executed by the Company and (if required) Merger Sub and shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other date and time as Parent and the Company may mutually agree and include in the Certificate of Merger (the “Effective Time”).

Section	1.4. Certificate of Incorporation and Bylaws; Directors and Officers.

(a)             At the Effective Time, the Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the merger, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(b)            At the Effective Time, the Bylaws of the Merger Sub shall be the Bylaws of the Surviving Corporation from and after the Effective Time, until thereafter changed or amended as provided therein or by applicable Law.

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Section	1.5. Conversion of Company Capital Stock.

(a)             At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

(i)                 each share of Company Common Stock, if any, then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)               each share of common stock of Merger Sub, if any, then held by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)            each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall automatically be converted into one share of common stock of the Surviving Corporation and shall be owned by the Parent; and

(v)              all of the shares of Parent Common Stock and Parent’s preferred stock, including the (i) Pocket Games Series A Preferred Stock, (ii) Pocket Games Series B Preferred Stock and (iii) Pocket Games Series C Preferred Stock (collectively, the “Parent Preferred Stock”) outstanding immediately prior to the Effective Time of the Merger shall be unaffected as a result of the Merger and shall remain outstanding immediately after the Effective Time of the Merger.

(b)               In the event that the Company changes the number of shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, split (including a reverse split), dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Applicable Multiplier shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Applicable Multiplier.

(c)                As at the Effective Time and as a result of the Merger, the former holders of the Purchase Notes (the “Note Holders”) who are entitled to receive the 1,000,000 Company Minority Shares as a result of the automatic conversion of such Purchase Notes into Company Common Stock and in their capacities as record and beneficially owners of such Company Minority Shares (the “Company Minority Stockholders”), will receive, as sole consideration: (i) thirty thousand (30,000) shares of Pocket Games Series C Preferred Stock, and (ii) an aggregate of $440,000 principal amount of Pocket Games Notes, and (iii) the Pocket Games Warrants (collectively, the “Merger Consideration” or “Merger Securities”).

Section 1.6.           Company Majority Shareholder Consent. By executing this Agreement the Parent, as the owner of 90% of the issued and outstanding shares of Company Common Stock, shall have approved all of the transactions set forth herein, pursuant to which the Parent’s execution of this Agreement shall represent a vote of all of Parent’s shares of Company Common Stock IN FAVOR of the Merger.

Section 1.7.           Closing of the Company’s Transfer Books. At the Effective Time, holders of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and the stock register of the Company shall be closed with respect to all Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Common Stock shall be made on the Company’s books or records

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after the Effective Time. If, after the Effective Time, evidence of a valid share of Company Common Stock is presented to the Surviving Corporation or Parent, such Company Common Stock shall be canceled and shall be exchanged as provided in Section 1.5(c).

Section	1.8. Exchange of Instruments and Certificates.

(a)             Any portion of the Merger Consideration which remains undistributed to the Company Minority Stockholders for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any Company Minority Stockholder who has not previously complied with this Section 1.8 shall thereafter look only to Parent, as a general unsecured creditor, for payment of its claim for shares of Pocket Games Series C Preferred Stock and Pocket Game Notes, and any dividends, interest or distributions with respect to shares of Pocket Games Series C Preferred Stock or Pocket Game Notes.

(b)            Neither Parent nor the Surviving Corporation shall be liable to any Company Minority Stockholder for any shares of Pocket Games Series C Preferred Stock or Pocket Games Notes (or dividends, interest or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. If any Company Minority Shares have not been surrendered prior to one year after the Effective Time (or immediately prior to such earlier date on which any shares of Pocket Games Series C Preferred Stock, Pocket Game Notes, and any cash payable to the Company Minority Stockholder or any dividends, interest or distributions payable to the Company Minority Stockholder pursuant to this Section 1.88 would otherwise escheat to or become the property of any Governmental Body), any such shares of Pocket Games Series C Preferred Stock, Pocket Games Notes or cash, dividends, interest or distributions in respect of such Company Minority Shares, shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 1.9.           No Dissenters’ Rights. No Company Minority Stockholder shall be entitled to dissenters rights in accordance with the DGCL.

Section 1.10.       Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

Section 1.11.       Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement and any agreement entered into in connection herewith or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

ARTICLE II

TERMS OR MERGER SECURITIES AND CLOSING DELIVERIES

Section 2.1          Terms of Pocket Games Series C Preferred Stock. All rights, privileges and preferences of the Pocket Games Series C Preferred Stock shall hereby be incorporated by reference from the Amended Articles of Incorporation of the Company, attached and annexed as an exhibit to the Exchange Agreement. Upon the occurrence of a “Conversion Event” (as defined in the Exchange Agreement, the thirty thousand (30,000) shares of Pocket Games Series C Preferred Stock, issued as part

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of the Merger Consideration shall automatically convert into an aggregate of 5,396 shares of Pocket Games Common Stock, or such other number of shares of Pocket Games Common Stock as shall constitute one and two-tenths (1.2%) percent of the 449,624 shares of “Pocket Games Fully Diluted Common Stock” (as defined in the Exchange Agreement) on the date such Conversion Event shall occur, and after giving effect to such Conversion Event.

Section 2.2          The Pocket Games Notes. The $440,000 aggregate principal amount 10% OID convertible promissory notes due March 31, 2019 issuable on the Closing Date as part of the Merger Consideration (the “Pocket Games Notes”) shall contain the following terms and conditions:

(a)            the Pocket Games Notes have a $400,000 purchase amount and a $440,000 principal amount to provide for a 10% original issue discount to accrue and be payable together with the principal amount on the “Maturity Date” (defined below);

(b)            unless converted into Pocket Games Common Stock, the $440,000 principal amount Pocket Games Notes shall be due and payable, together with all interest, if any, accrued thereon, if any, on March 31, 2019 (the “Maturity Date”);

(c)            at such time as a “Conversion Event” (as defined in the Exchange Agreement) shall have occurred, the Pocket Games Notes shall be convertible at the option of the holders into shares of Pocket Games Common Stock as shall be determined by dividing (i) the aggregate $440,000 principal amount of the Pocket Games Notes by (ii) 55% of the closing price of the Pocket Games Common Stock as traded on over-the-counter markets (the “OTC Markets”) on the date that a notice of conversion shall be given (the “Pocket Games Notes Conversion Shares”); provided, that, in no event shall the an aggregate number of shares of Pocket Games Notes Conversion Shares be 3,597 shares of Pocket Games Common Stock, or such other number of shares of Pocket Games Common Stock as shall constitute eight tenths of one percent (0.8%) of the 449,624 shares of “Pocket Games Fully-Diluted Common Stock” (as defined in the Exchange Agreement) as at the date a Conversion Event shall occur, and after giving effect to the Conversion Event;

(d)            the Pocket Games Notes shall contain terms and conditions that are identical (except as to principal amount) to the terms and conditions set forth in the $3,960,000 principal amount of Pocket Games Notes issued to the Trust as part of the Exchange Securities in the Exchange Agreement; and

(e)            the Pocket Games Notes shall be in the form of the note annexed hereto as Exhibit B and made a part hereof.

Section 2.3         Merger Securities Minimum Market Valuation. Notwithstanding anything to the contrary, express or implied contained in this Agreement, at the time of the automatic conversion into Pocket Games Common Stock of the thirty thousand (30,000) shares of Pocket Games Series C Preferred Stock, and the optional conversion of the $440,000 principal amount of Pocket Games Notes, constituting the Merger Consideration, the aggregate number of shares of Pocket Games Common Stock issued to the holders of the Merger Consideration shall have a Market Valuation at the time of issuance of not less than $1,000,000 (the “Merger Securities Minimum Valuation”). In the event and to the extent that the actual Market Valuation of the sum of (a) all of the shares of Pocket Games Common issued to the Company Minority Stockholders upon the automatic conversion of the Pocket Games Series C Preferred Stock and (b) all of the shares of Pocket Games Notes Conversion Shares issuable upon the Company Minority

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Stockholders’ optional conversion of the Pocket Games Notes (collectively, the “Pocket Games Merger Conversion Shares”) shall, at the time of conversion, be less than an aggregate of $1,000,000, then and in such event, Pocket Games shall, upon conversion into Pocket Games Common Stock of all Pocket Games Merger Consideration, issue such number of additional shares of Pocket Games Common Stock to the holders of the Merger Securities (the “Make-Whole Shares”), so that the Minimum Market Valuation of the Pocket Games Merger Conversion Shares and the Make-Whole Shares shall have a Market Valuation of not less than $1,000,000.

Section 2.4         Pocket Games Warrants. The Pocket Games Warrants shall:

(a)               entitle the holders to purchase, for $0.0001 per share, an aggregate of 9,992 shares of Pocket Games Common Stock, or such other number of shares of Pocket Games Common Stock as shall represent 10% of the sum of the issued and outstanding shares of Pocket Games Common Stock issuable upon (i) full conversion of all shares of Pocket Games Series C Preferred Stock, and (ii) full conversion of the $4,400,000 principal amount of Pocket Games Notes; and

(b)               be in the form of Pocket Games Warrants annexed hereto as Exhibit C and made a part hereof.

Section 2.5         Deliveries. The parties shall cause the following documents, certificates and instruments to be executed and delivered:

(a)               On or before the Closing Date, Parent shall have caused the Surviving Corporation to have filed the Certificate of Merger with the Secretary of State of the State of Delaware.

(b)               On or before the Closing Date, Parent shall have consummated the transactions contemplated by the Exchange Agreement, including all exhibits and attachments thereto.

(c)                On or before the Closing Date, Parent shall have filed the Amended Articles of Incorporation with the Secretary of State of the State of Florida.

(d)              On or before the Closing Date, each of the Parent, the Company and Merger Sub shall have executed and delivered such corporate resolutions as shall be required to consummate the transactions contemplated by this Agreement.

(e)               On the Closing Date, the Parent shall have issued the Merger Consideration to the Note Holders.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as previously or otherwise disclosed herein, the representations and warranties of the Company set forth in Article III of the Exchange Agreement are incorporated by reference herein.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as previously or otherwise disclosed herein, the representations and warranties of the Parent set forth in Article IV of the Exchange Agreement are incorporated by reference herein.

Parent and Merger Sub hereby jointly and severally make the following additional representations and warranties to the Company, as of the date hereof (except as to any representation or warranty which specifically relates to another date), as follows.

Section 4.1         Due Organization. Parent is a corporation, duly organized validly existing and in good standing under the laws of the State of Florida. Merger Sub is a corporation, duly organized validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the corporate power and lawful authority to own its assets and properties and to carry on its business as now conducted. Except for Merger Sub, Parent has no Subsidiaries and does not own, and has never owned any shares or other securities of, or any direct or indirect equity in any Entity to be deemed a Subsidiary of Parent. Further, Parent has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. The Parent has never approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of the business or affairs of Parent.

Section 4.2         Authority Relative to this Agreement and Transaction Documents. Each of Parent and Merger Sub has the full power and authority to execute and deliver this Agreement and any Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any other Transaction Document to which the Parent and Merger Sub is a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate, partnership or individual action, and no other proceedings on the part of Parent and Merger Sub is necessary to authorize this Agreement or any Transaction Document to which any of them is a party or to consummate the transactions so contemplated hereunder or thereunder. This Agreement and the Transaction Documents to which the Parent and Merger Sub is a party has been duly and validly executed and delivered by each of the Parent and Merger Sub, and, assuming the due authorization, execution and delivery by the Company and the Company Shareholders, constitutes a legal, valid, and binding obligations of the Parent and Merger Sub, enforceable against such Person or Persons in accordance with their terms, subject to the effect of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other laws affecting creditor’s rights generally and general equitable principles.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Each of The Company, the Parent and Merger Sub do hereby covenant and agree as follows:

Section 5.1          Expenses. Each party to this Agreement shall bear and pay all of the fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by or on behalf of such party in connection with the transactions contemplated by this Agreement.

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Section 5.2          Further Assurances. Each of the Parties shall execute such documents and other papers and perform such further acts as may reasonably be required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each of the Parties shall use its reasonable efforts to fulfill or obtain the fulfillment of the conditions to Closing.

Section 5.3          Amendments to Exchange Securities. Neither Pocket Games nor the Trust or any of its or their Affiliates will amend the terms of the $3,960,000 principal amount of Pocket Games Notes and/or 270,000 shares of Series C Preferred Stock issued as the Exchange Securities under the Exchange Agreement, unless and until the Company Minority Stockholders or other holders of the $440,000 principal amount of Pocket Games Notes and 30,000 shares of Series C Preferred Stock issued under this Agreement as Merger Consideration (a) shall have been given not less than ten (10) days prior written notice of any such proposed amendment(s), and (b) afforded and opportunity to amend their Pocket Games Notes and/or Series C Preferred Stock, as applicable, to contain such terms and conditions as shall be identical to either or both of the Exchange Securities, as proposed to be amended.

Section 5.4          Resignations. On the Closing Date, the Company shall deliver to Parent, the undated resignations of all Persons who held positions as members of the Company Board of Directors and were in office immediately prior to the Closing.

Section 5.5          Bank Accounts. On the Closing Date, the signatories on all bank accounts of The Company shall be changed in a matter acceptable to Parent.

Section 5.6         Public Announcements. During the Pre-Closing Period, (a) the Company shall not (and the Company shall not permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement, or regarding any of the transactions contemplated by this Agreement, without Parent’s prior written consent and (b) Parent shall not (and Parent shall not permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement, or regarding any of the transactions contemplated by this Agreement, without the Company’s prior written consent; provided that nothing herein shall be deemed to prohibit Parent from making any public disclosure that Parent, upon advice of legal counsel, deems necessary or appropriate under applicable Law.

Section 5.7         Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions hereof, each party shall use its reasonable, good faith efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to cause the transactions contemplated by this Agreement to be effected as soon as practicable, in accordance with the terms hereof and shall cooperate fully with each other party and its Representatives in connection with any step required to be taken as a part of its obligations hereunder, including the following:

(a)          Each party shall promptly make its filings and submissions and shall take all actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Body with jurisdiction over the transactions contemplated by this Agreement (except that Parent shall have no obligation to take or consent to the taking of any action required by any such Governmental Body that could adversely affect the business or assets of the Company or the transactions contemplated by this Agreement or any agreement entered into in connection with this Agreement). The Company shall furnish to Parent all information required for any application or other filing to be made by the Company pursuant to any applicable Law in connection with the transactions contemplated by this Agreement;

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(b)          Each party shall promptly notify the other parties of (and provide written copies of) any communications from or with any Governmental Body in connection with the transactions contemplated by this Agreement;

(c)          In the event any claim, action, suit, investigation or other proceeding by any Governmental Body or other Person is commenced that questions the validity or legality of the transactions contemplated by this Agreement or seeks damages in connection therewith, the parties shall (i) cooperate and use all reasonable efforts to defend against such claim, action, suit, investigation or other proceeding, (ii) in the event an injunction or other order is issued in any such action, suit or other proceeding, use all reasonable efforts to have such injunction or other order lifted, and (iii) cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated by this Agreement; and

(d)          The Company shall give all notices to third parties and use its best efforts (in consultation with Parent) to obtain all third-party consents (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) required to be given or obtained or (iii) required to prevent a Company Material Adverse Effect, whether prior to, on or following the Closing Date.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1          Publicity. No publicity release or announcement concerning this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby shall be issued without advance approval of the form and substance thereof by Parent except as may otherwise be required by law (in which case the party making such release or announcement will provide concurrent or, if practicable, prior notice to the other Parties hereto).

Section 6.2            Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made on (a) delivery thereof, if by hand; (b) upon receipt, if sent by mail (registered or certified mail, postage prepaid, return receipt requested); (c) on the second Business Day following deposit, if sent by a recognized overnight delivery service; or (d) upon transmission, if sent by facsimile transmission (in each case with receipt verified by electronic confirmation), in each case as follows:

(i) if to The Company, to:

Kicksend Holdings, Inc.

c/o Marlborough Partners Family Trust

9955 Wilshire Blvd., Suite 300

Beverly Hills, CA 90212

Telephone: (310) 785-6600

Facsimile No.: (310) 785-6616

Attn: Trustee

(ii) if to Parent, to: Pocket Games, Inc. 1732 First Avenue, Suite 25955 New York, NY 10128 Attn.: David Lovatt, CEO Telephone: (347) 460-9994 Attn: David Lovatt Email: david.lovatt@pocketgamesinc.com provided, however, that each party hereto shall promptly notify the other Parties hereto of any change in its contact information, which revised contact information shall thereafter be that Party’s contact information for purposes of this Section 6.2 until further revised.

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Section 6.3          Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Transaction Documents contain the entire agreement among the Parties with respect to the Exchange and related transactions and supersede all prior agreements, written or oral, with respect thereto.

Section 6.4          Waivers and Amendments. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the Parties hereto or, in the case of a waiver, by the party waiving compliance.  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.  The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which any party may otherwise have at law or in equity.

Section 6.5          Exhibits and Schedules. The Exhibits and Schedules to this Agreement are a part of this Agreement as if set forth in full herein. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

Section 6.6          Survival. The representations and warranties of the Company and the Parent shall survive the Closing Date for a period of eighteen months and may be enforced by a non breaching Party in accordance with Section 6.14 below by written notice of a demand for arbitration or filing of a petition for equitable relief (as the case may be) which is submitted or filed at any time within such 18 month period. Except as otherwise indicated elsewhere herein, the covenants and agreements of the Parties shall survive indefinitely.

Section 6.7          Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 6.8          Counterparts. This Agreement may be executed in one or more original or facsimile counterparts, and by the different Parties hereto in separate counterparts, by facsimile, portable document format (“pdf”), or other form of electronic signature, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 6.9          Construction and Interpretation. The use of any gender herein is deemed to include the other gender and the neuter, as required by the context. Whenever used herein, any pronoun or defined term will be deemed to include both the singular and plural, as the context requires. All Parties contributed to the drafting of this Agreement and any agreements, instruments or other documents executed in connection herewith. None of those agreements, instruments or documents will be construed against or interpreted to the disadvantage of any Party by reason of such Party having structured, initially prepared or drafted this Agreement or any agreements, instruments or other documents executed in connection herewith. Each of the Parties acknowledges that it has had access to legal counsel in connection with the negotiation, documentation and execution of this Agreement and any agreements, instruments or other documents executed in connection herewith. As used herein (a) “including” means including, without limitation; (b) “person” includes a natural person, corporation, business trust, estate, trust, partnership, association, joint venture, limited liability company, government, governmental subdivision or agency, or any other for profit or not for profit legal or commercial entity; (c) the terms

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“herein,” “hereby,” “hereunder,” “hereof,” “hereinbefore,” “hereinafter,” “above,” “below,” and other equivalent words refer to this Agreement in its entirety and not solely to the particular portion of the Agreement in which such word is used; and (d) any pronoun or defined term will be deemed to include both the singular and plural, as the context requires.

Section 6.10          Captions. The headings, titles or captions of the Sections and Sections of this Agreement are inserted only to facilitate reference, and they are not intended to define, limit, extend or describe the scope or intent of this Agreement or any provision hereof, and they do not constitute a part hereof or affect the meaning or interpretation of this Agreement or any part hereof.

Section 6.11           Assignment. No party may assign or delegate all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other Parties to this Agreement.

Section 6.12         Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing contained in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.13           Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to, or the court making such a determination shall, modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the effect that the transactions contemplated hereby are fulfilled to the extent possible.

Section 6.14          Governing Law; Dispute Resolution. This Agreement and shall be governed by the laws of the State of Delaware. Any dispute involving the interpretation or application of any of the provisions of this Agreement which cannot be resolved between the Parties shall be submitted to final and binding arbitration before the American Arbitration Association in the city of Los Angeles, State of California. The decision of the arbitrator or arbitrators shall be final and binding upon the Parties hereto and may be enforced in any court of competent jurisdiction. In such connection, the Parties hereto do hereby consent and submit to the venue and jurisdiction of the State or Federal Courts residing in the City Los Angeles, State of California as the sole and exclusive forum for such matters of disputes, and further agree that, in the event of any action or suit as to any matters of dispute among the Parties, service of process may be made upon the other party by mailing a copy of the summons and/or complaint to the other party at the address set forth herein. Notwithstanding anything to the contrary contained herein (including the arbitration provisions above), either of the Parties may seek equitable relief, or enforce any final judgment of any such federal or state court residing in the City of Los Angeles, State of California, in any other jurisdiction in any manner provided by applicable law.

Section 6.15          Time. Time is of the essence to this Agreement. In computing any period of time prescribed or allowed by this Agreement, the day of the act, event or default from which the designated period of time begins to run will not be included. The last day of the period so computed will be included, unless it is a Saturday, a Sunday or a holiday for State or Federal courts in the State of California, County of Los Angeles, in which event the period will run until the end of the next day which is not a Saturday, Sunday or a holiday for State or Federal courts in the State of California.

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IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Agreement on the date first above written.

KICKSEND HOLDINGS, INC. By:______________________________ Name: Michael Pope Title: President	POCKET GAMES, INC. By: Name: David Lovatt Title: Chief Executive Officer

K-SEND ACQUISITION CORP.

By:__________________________

Name: David Lovatt

Title: President

Agreed to as to Section 5.3 of

this Agreement:

MARLBOROUGH BROTHERS

FAMILY TRUST

By:___________________________

Name:

Title: Trustee

12

Annex I

Definitions

As used in this Agreement, the following terms will bear the following meanings:

“Affiliate” means (i) any individual who is a parent, spouse, sibling, or descendant of a party and (ii) any Person that is controlled by, controls or is under common control with a party, and for the purpose of this definition, “controlled by”, “controls”, and “under common control with” mean and refer to the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, through the ownership of voting securities, by contract, or otherwise.

“Applicable Multiplier” means that number of shares of Parent Common Stock (rounded to the fifth decimal place) equal to the quotient obtained by dividing (i) the Pocket Games Series C Preferred Stock by (ii) the number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time, calculated on a Fully Diluted Basis; provided that if, between the date hereof and the Effective Time, the outstanding shares of Pocket Games Series C Preferred Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, then the Applicable Multiple shall be correspondingly adjusted.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in Los Angeles, California are open for the general transaction of business.

“Company Fully Diluted Common Stock Basis” shall mean, with respect to the Company, the Company Common Stock that would be outstanding upon (i) the conversion or exercise, as the case may be, of all outstanding securities, convertible into, exercisable for, or exchangeable for, directly or indirectly, shares of Company Common Stock.

“Company Majority Shareholders” shall mean the Parent, prior to the Effective Date, representing the record holder and beneficial owner of ninety percent (90%) of the economic and voting capital stock of the Company.

“Company Minority Shares” shall mean 1,000,000 shares of Pocket Games Common Stock, representing ten percent (10%) of the economic and voting capital stock of the Company.

“Company Minority Stockholders” shall mean those Persons, prior to the Effective Date, that received the Company Minority Shares upon the automatic conversion into Company Minority Shares of the Purchase Notes, and who are the record holders and beneficial owners of the Company Minority Shares.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Governmental Authorization” means any (i) approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law or (ii) right under any Contract with any Governmental Body.

i

“Governmental Body” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, supranational or other government or (iii) governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“Indebtedness” shall mean, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, Line of Credit Note or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations (including, without limitation, earnout obligations) of such Person incurred, issued or assumed as the deferred purchase price of property or services purchased by such Person (other than trade debt and accrued expenses incurred in the ordinary course of business and due within six months of the incurrence thereof) which would appear as liabilities on a balance sheet of such Person, (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all Guaranty Obligations of such Person with respect to Indebtedness of another Person, (g) the maximum amount of all letters of credit issued or bankers’ acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (h) all preferred Equity Interests issued by such Person and which by the terms thereof are (at the request of the holders thereof or otherwise) subject to mandatory sinking fund payments, redemption or other acceleration at any time prior to the date which is six months after the Maturity Date, (i) all obligations of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer.

“Intellectual Property” means and includes any and all ideas, knowledge, inventions, improvements, trademarks, service marks, trade names, trade secrets, software (excluding any commercial off the shelf software developed and sold by a third party, such as Microsoft Office), hardware, services, or copyrights, regardless of whether in analog or digital or tangible or intangible form, that may be subject to protection under the patent, trademark, copyright, trade secret or similar statutory or common law of any state, the United States or any foreign country.

“Knowledge” means (a) as to the Company, the actual knowledge, after due inquiry, of the senior members of the Company management group, and (b) as to Parent, the actual knowledge, after reasonable inquiry, of David Lovatt.

“Law” means any federal, state, local, municipal, foreign or international, multinational other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Legal Proceeding” means any ongoing or threatened action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Losses” means any and all claims, liabilities, obligations, damages, losses, penalties, fines, judgments, costs and expenses (including amounts paid in settlement, costs of investigation and reasonable attorney’s fees and expenses), whenever arising or incurred, and whether arising out of a third party claim.

ii

“Material Adverse Effect” means: (i) when used in connection with Parent, any event, change or effect that is material and adverse to (A) the business of the Parent, or (B) the ability of Parent to perform any of its material obligations under this Agreement; and (ii) when used in connection with The Company, any event, change or effect that is material and adverse to (A) the property, business, operations, assets (tangible and intangible) or financial condition of The Company, or (B) the ability of The Company to perform any of its material obligations under this Agreement or any other Transaction Document. In either event, “Material Adverse Effect” shall exclude any event, change or effect resulting from: (i) any change in general economic conditions directly affecting the industry of the business, or (ii) a change that results directly from action taken by such party in good faith in connection with fulfilling its obligations hereunder.

“Person” means any person or entity, whether an individual, trustee, corporation, limited liability company, general partnership, limited partnership, trust, unincorporated organization, business association, firm, joint venture, governmental agency or authority or any other for profit or not for profit legal or commercial entity.

“Pocket Games Amended Articles of Incorporation ” shall have the meaning set forth in Section 2.1.

“Tax” means any (i) tax (including income, franchise, business, corporate, capital, excise, gross receipts, ad valorem, property, sales, use, turnover, value added, stamp and transfer taxes), deduction, withholding, levy, charge, assessment, tariff, duty, impost, deficiency or other fee of any kind imposed by any Governmental Body, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Body in connection with any item described in clause (i) or for failure to file any Tax Return, (iii) any successor or transferee liability in respect of any items described in clauses (i) and/or (ii) under Treasury Regulation 1502-6 (or any similar provision of state, local or foreign law), and (iv) any amounts payable under any tax sharing agreement or other contractual arrangement.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Documents” shall mean the collective reference to this Agreement, all Exhibits to this Agreement, the Exchange Agreement and all other exhibits thereto and certificates, articles and instruments to be executed and delivered by the Parties in connection with the Closing.

“Transfer” means to sell, transfer, hypothecate or otherwise assign.

iii

Exhibit A

Certificate of Merger

Exhibit B

Form of Pocket Games Notes